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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
[ ] Form 10-Q	[ ] Form N-SAR	[ ] Form 10-KSB
[X] Form 10-QSB

For Period Ended: September 30, 2004		SEC File Number 1-15541
[ ] Transition Report on Form 10-K		CUSIP Number 148562 10 2
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Capacitive Deionization Technology Systems, Inc.

(Exact name of registrant as specified in its charter)

13636 Neutron Road (Address of principal executive offices)

Dallas, Texas (City and State)		75244-4410 (Zip Code)

PART II - RULES 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-QSB requires the filling of reviewed financial statements. Despite Registrant's diligent efforts said financial statements have been delayed.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Phil Marshall	972	934-1586
(Name)	(Area Code)	(Telephone Number)

(2)
	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?	[X] Yes	[ ] No

If answer is no, identify reports.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion preceding 12 months been filed?

		[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Capacitive Deionization Technology Systems, Inc.
(Formerly Far West Group, Inc.)
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 15, 2004

By: /s/ Dallas Talley
Dallas Talley
Chairman of the Board, Chief Executive Officer

By: /s/ Phil Marshall
Phil Marshall
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).